December 29, 2010

Justin Dobbie, Special Counsel
United States Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Platinum Studios, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed on October 19, 2010
File No. 333-168125

Form 10-K
Filed March 31, 2010
File No. 333-145871

Dear Mr. Dobbie:

We are in receipt of your letters, dated November 3, 2010 and December 16, 2010, respectively, which contain the Commission’s comments with regard to the above-referenced filings.  Please accept this letter as the Company’s response to those letters.

Amended Form S-1 filed October 19, 2010

General

1.	Please be advised that your outstanding comments concerning the Form 10-K. must be resolved prior to the effectiveness of the Form S-1 registration statement.

2.	We note your response to our prior comment three. Please file the June 4, 2010 investment agreement and update your Exhibit Index accordingly.

RESPONSE: The reference to a June 4, 2010 Investment Agreement was an error which has been correct in the amended filing.  The agreements in question were filed as exhibit to the Company’s Form 8-K on June 11, 2010.

Our Business, page 20

Library of Characters, page 21

3.	We note that you have removed Awesome Comics from the library table on page 21. Please tell us why you have included a discussion of the 404 Awesome Comics characters in the accompanying discussion.

RESPONSE: Awesome Comics 404 characters were inadvertently removed from the table and will be put back in amended filing.

Plan of Distribution. page 48

4.	We note your response to our prior comment 11. Please include the date for the market price shown in the first paragraph.

RESPONSE: The date for the market price will be provided in the amended filing as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 29

Liquidity and Capital Resources (Unaudited), page 37

5.
We note your response to our prior comment 13. Please revise the discussion of your plan to turn your financial situation around to discuss in quantitative terms. Additionally please identify and discuss each material obligation.

RESPONSE: The Company has included the following information in the amended filing:

“The Company has reduced its overhead by moving to smaller office space and by negotiating settlements on various office equipment leases that were in default.  The Company’s current cash requirements are generally related to overhead and development costs of approximately $250,000 per month.  The company has been able to leverage its success in achieving licensing revenues on one of its properties associated with a major studio release for summer of 2011, by exploiting its retained rights.  The Company generated $100,000 during the third quarter 2010 in new licensing revenues on the property, but there is no assurance the Company will be able to continue to achieve new licensing revenues.  The Company plans to utilize approximately $1.8M of a projected $5M potential offering, although there is no assurance the offering will be completed or the S-1 filing declared effective.

The Company has a material obligation is in the form of secured notes payable to Scott Rosenberg, Chairman and CEO of the Company.  The notes are secured by all of the assets of the company.  The notes total $3,750,000 with interest at 8%.  The Company anticipates that it will be able to extend its secured debt until such time as it has the resources to repay the debt, although there is no assurance that Scott Rosenberg will continue to extend the debt and to defer interest payments when necessary, due to operating cash flow shortages.

The Company also has a material obligation in the form of a secured note payable to Standard Charted Bank in the amount of $11,250,481 as of September 30, 2010.  The note is secured by the sales agency and distribution agreements in connection with the Company’s film production of “Dead of Night.” The Company anticipates the loan will be repaid with the licensing fees generated by the release of the film, but there is no assurance sufficient fees will be generated to pay off the loan in full.

Form 10-K filed March 31, 2010

Description of Business, page 4

6.
In regards to the $150,038,000 valuation of your library of material, which valuation appears to be through the first quarter of 2008, please revise to include a comparative update to the fiscal year ended December 31, 2009. In addition, include the consent of Sanli, Pastore & Hill. In the alternative, remove the disclosure.

RESPONSE:  The disclosure regarding the valuation for Sanli, Pastore & Hill has been removed from the amended filing.

Management's discussion and Analysis, page 30

Net Revenue, page 30

7.
Throughout your discussion, please provide more analysis of the disclosure provided. For example, you state that the decrease in net revenue was due to a decrease in rights and option fees for filmed entertainment, a decrease in merchandising licensing revenue, a decrease in comic book publishing revenue, and a decrease in miscellaneous revenues, but you do not provide my analysis as to why these factors decreased. Please revise accordingly.

RESPONSE:  The Company has included the following information in the amended filing:

“Net revenue for the year ended December 31, 2009 was $292,940 compared to $822,488 for the year ended December 31, 2008.  Currently the Company derives most of its revenue from options to purchase rights, the purchase of rights to properties and first look deals. This type of revenue can vary significantly between quarters and years.  In previous years, the Company also derived revenues from comic book publishing.  The decrease in revenues 2008 to 2009 of approximately $530,000 was related to a decrease in rights and option fees for filmed entertainment of $120,000 as the Company recognized revenue from two customers on three properties in the amount of approximately $80,000 for the year ended December 31, 2009 as compared to revenue from one customer on one project in the amount of $200,000 for the year ended December 31, 2008, a decrease in merchandising licensing revenues of $276,000 as the Company recognized revenues of approximately $118,000 in European licensing deals on one property for the year ended December 31, 2009 as compared to revenues of $250,000 in licensing from one customer on one property and approximately $90,000 in European licensing deals on one property and approximately $54,000 in other licensing deals for the year ended December 31, 2008, a decrease in comic book publishing revenues of $85,000 as the Company phased out its comic book publishing during 2008 and a decrease in miscellaneous revenues of $49,000.”

Expenses, page 30

Gain on settlement of debt, page 31

8.	Please describe in greater detail how you determined the gain of $453,451 that you state was due to the final debt payment to the former Wowio partners.

RESPONSE:  The Company has included the following information in the amended filing:

“The Company recorded a gain on settlement of debt of $453,451 for the twelve months ended December 31, 2009.  This net gain was primarily due to the final payment to the Wowio former partners through the issuance of common stock, partially offset by losses incurred in the settlement of accounts payable and notes payable through the issuance of common stock.  This transaction was paid in stock which had a fair value less than the acquisition payable remaining, generating the gain.”

Liquidity and Capital Resources, page 31

9.
Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash.  Net loss is on an accrual basis rather than on a cash basis and therefore does not provide a sufficient basis for an investor to analyze the factors that causes increase or decreases in operating cash flow. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

RESPONSE:  The Company has included the following information in the amended filing:

“Net cash used in operations during the twelve months ended December 31, 2009 decreased $1,210,134 to $971,048 as compared to $2,181,182 for the twelve months ended December 31, 2008.  The decrease on cash used in operations for the twelve months ended December 31, 2010 as compared to the twelve months ended December 31, 2008 was primarily due an increase in amortization of debt discount of $920,819, an increase in loss on valuation of derivative liability of $267,000, an increase in deferred revenue of $934,870, a decrease in equity instruments issued for services of $4,218,245, a decrease in impairment expense of $2,641,524, an increase in prepaid expenses of $369,191 and a decrease in net loss of $7,859,661.”

10.
Please provide a discussion of how long you can satisfy your cash requirements, given your current amount of working capital. As part of your discussion, include any contingencies such as raising insufficient hinds from financing.

RESPONSE:  The Company has included the following information in the amended filing:

“The Company plans to reduce its overhead by moving to smaller office space and negotiating settlements on various office equipment leases. The Company will also continue to reduce its workforce and make greater use of temporary staff and independent contractors.  The Company’s current cash requirements are generally related to overhead and development costs of approximately $250,000 per month.  The company plans to leverage its success in achieving licensing revenues on one of its properties associated with a major studio release for summer of 2011, by exploiting its retained rights.  There is no assurance the Company will be able to continue to achieve new licensing revenues on this property.  The Company plans to utilize approximately $1.8M of a projected $5M potential offering, although there is no assurance the offering will be completed or the S-1 filing declared effective.  The Company also anticipates that it will be able to extend its secured debt until such time as it has the resources to repay the debt, although there is no assurance the secured lender, Scott Rosenberg, the Company’s CEO and Chairman, will continue to extend the debt and to defer interest payments when necessary due to current cash flows.”

Quantitative and Qualitative Disclosure about Market Risk, page 32

Market Risks, page 37

11.	Please discuss in greater detail your British and Australian operations that are references in the first paragraph under the caption Market Risks.

RESPONSE:  The Company has removed discussion of British and Australian markets as this information was inadvertently included in the previous filing.

Critical Accounting Policies and Estimates, page 33

12.
Your disclosures here do not provide investors with any of the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, with regard to your intangible assets, it appears the significant judgment and uncertainty is the recoverability of the intangible assets and the accuracy of the estimated undiscounted future cash flows. However, your disclosure does not address how you made such judgment or the key assumptions involved. Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in !he future change, and what effects any of those changes may have on your financial statements. In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available. Disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements. Refer to FR-72.

RESPONSE:  The Company has included the following information in the amended filing. (Please also note that the Company has changed the line item on the balance sheet from “Film Development Costs” to “Investment in Films”; Please also see the Company’s responses to comment numbers 19 and 20, below):

“Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles.  Critical accounting policies and estimates are those that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters of the susceptibility of such matters to change, and that may have an impact on financial condition or operating performance.  For example, accounting for our investment in films requires us to estimate future revenue and expense amounts which, due to the inherent uncertainties involved in making such estimates, are likely to differ to some extent from actual results. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 3 to our consolidated financial statements.

CHARACTER DEVELOPMENT COSTS. Character development costs consist primarily of costs to acquire properties from the creator, development of the property using internal or independent writers and artists, and the registration of a property for a trademark or copyright.  These costs are capitalized in the year incurred if the Company has executed a contract or is negotiating a revenue generating opportunity for the property.  If the property derives a revenue stream that is estimable, the capitalized costs associated with the property are expensed as revenue is recognized. If the Company determines there is no determinable market for a property, it is deemed impaired and is written off.

INVESTMENT IN FILMS. Investment in films includes the unamortized costs of one film for which principle photography has been completed and is currently in post-production.  The capitalized costs include all direct production and financing costs, capitalized interest and production overhead.  The costs of the film productions are amortized using the individual-film-forecast-method, whereby the costs are amortized and participations and residual costs are accrued in proportion that current year’s revenues bears to managements’ estimate of ultimate revenue at the beginning of the current year expected to be recognized from exploitation, exhibition or sale of the film.  Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release.

Investment in films is stated at the lower of amortized cost or estimated fair value.  The valuation of the film development costs are reviewed by management, when an event or change in circumstances indicates the fair value of the film is less than the unamortized cost.  The fair value of the film is determined using managements’ future revenue and cost estimates in an undiscounted cash flow approach.  Additional amortization is recorded in an amount by which unamortized costs exceed the estimated fair value of the film.  Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carry costs of film development costs may be required as a consequence of changes in managements’ future revenue estimates.

Management’s current assessment of the fair value of its production, “Dead of Night” includes analysis of foreign territories sold, deposits received against foreign territory sales, estimated value of the unsold foreign territories and the guarantee by Omnilab Pty, Ltd of a domestic release of the film.  Any change in these assessments could result in the write down of the investment in films.

INCOME TAXES. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Because of our historical operating losses, we have provided a full valuation allowance against our net deferred tax assets. When we have a history of profitable operations sufficient to demonstrate that it is more likely than not that our deferred tax assets will be realized, the valuation allowance will be reversed. However, this assessment of our planned use of our deferred tax assets is an estimate which could change in the future depending upon the generation of taxable income in amounts sufficient to realize our deferred tax assets.

WARRANT DERIVATIVE LIABILITY. Platinum Studios entered into a Credit Agreement on May 6, 2009, with Scott Rosenberg in connection with the issuance of two secured promissory notes and an unsecured promissory note. Two warrants were issued to Scott Rosenberg in connection with the issuance of various promissory notes as of May 6, 2009 and June 3, 2009.

A description of the Warrants is as follows:

1)  The May 6, 2009 warrant entitles the holder to purchase up to 25,000,000 shares of the Company’s common stock at a price of $0.048 per share. The May 6, 2009 warrant is exercisable up until May 6, 2019. The May 6, 2009 warrant shall expire and no longer be exercisable upon a change in control. The exercise price and the number of shares underlying the warrant is subject to anti-dilution adjustments from time to time if the Company issues common stock at below the exercise price at that time for the warrants.

2)  The June 3, 2009 warrant entitles the holder to purchase up to 14,062,500 shares of the Company’s common stock at a price of $0.038 per share. The June 3, 2009 warrant is exercisable up until June 3, 2019. The June 3, 2009 warrant shall expire and no longer be exercisable upon a change in control. The exercise price and the number of shares underlying the warrant is subject to anti-dilution adjustments from time to time if the Company issues common stock at below the exercise price at that time for the warrants.

In determining the fair market value of the Warrants, we used the binomial model with the following significant assumptions:  exercise price $0.038 – $0.048, trading prices $0.01 - $0.08, expected volatility 124.4%, expected life of 60 months, dividend yield of 0.00% and a risk free rate of 3.59%.  The derivative liability is re-valued at each reporting date with changes in value being recognized as part of current earnings. This revaluation for the three and nine months ended September 30, 2010 resulted in a gain of $525,000 and a loss of $245,000, respectively.  Any change in the significant assumptions could result in a different valuation that could affect the Company’s results of operations.”

Notes to Consolidated Financial Statements, page 60

Note 1: Description of Business. page 60

13.
We note your disclosure that you purchased Long Distance Films, Inc. to facilitate the financing and production of the film currently titled "Dead of Night". Please describe for us in greater detail the film financing arrangement, including the name of the entity that provided production funding and the amount of the debt included in your financial statements.

RESPONSE:  The Company has included the following information in the amended filing:

“On December 10, 2008, the Company purchased Long Distance Films, Inc. to facilitate the financing and production of the film currently titled “Dead of Night”. The Company’s license to the underlying rights of the “Dead of Nights” characters was due to expire unless principle photography commenced on a feature film by a date certain.  The Company had previously licensed these rights to Long Distance Films, Inc.  The Company then purchased Long Distance Films, Inc., with its production subsidiary, Dead of Night Productions, LLC in order to expedite and finalize the financing of the film with Standard Chartered Bank and Omnilab Pty, Ltd., holding debt of $11,250,481 and $485,000, respectively, as of September 30, 2010.  Long Distance Films, Inc.’s only assets are investments in its subsidiaries related to the film production of “Dead of Night” and has no liabilities or equity other than 100 shares of common stock wholly owned by Platinum Studios, Inc.  Long Distance Films, Inc was created for the sole purpose of producing “Dead of Night.”  At the time of the acquisition, Long Distance Films, Inc. had no assets or liabilities and no consideration was paid by the Company for the acquisition and no value was assigned to the transaction, which would be eliminated on consolidation.”

14.	In addition, please tell us how you valued the 100 shares of Long Distance Films, Inc. common stock that you purchased and describe in greater detail the transaction and accounting treatment thereof.

RESPONSE:  Please see the Company’s response to Comment number 13.

Note 3: Summary of Significant Accounting Policies, page 60

Revenue Recognition, page 60

15.
Please revise to provide your revenue recognition policy for all of your revenue streams. It appears that you should provide a revenue recognition policy for print publishing, digital publishing, merchandise/ licensing, and filmed entertainment.

RESPONSE: For 2009, the company’s revenues were 60% related to licensing/merchandising revenues as currently described in footnote 3.  The remaining 40% was advertising revenues generated from the company’s websites.

The Company has included the following information in the amended filing:

“The Company also derives advertising revenues from its websites through contracts with several companies specializing in website advertising.  The revenues are generated by click thrus on banner ads.  The revenue is recognized upon receipt of funds from the advertising companies.”

Net Income/Loss per Share, page 64

16.	Please provide all of the disclosure required by ASC 260-10-50-1.

RESPONSE:  The Company has included the following information in the amended filing:

“Basic income per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the periods, excluding shares subject to repurchase or forfeiture. For the years ended December 31, 2009 and 2008, the numerator, or net loss, was $(3,384,822) and $(11,244,483), respectively.  The denominator, or weighted average number of shares, was 266,455,863 and 226,541,917, respectively.  Diluted income per share increases the shares outstanding for the assumption of the vesting of restricted stock and the exercise of dilutive stock options and warrants, using the treasure stock method, unless the effect is anti-dilutive. Since the Company incurred net losses for the years ended December 31, 2010 and 2009, any increase in the denominator would be anti-dilutive and therefore, the denominator is the same for basic and diluted weighted average shares.”

Note 8: Commitments and Contingencies, page 71

17.
Reference is made to risk factors on page 20. We note that you have unpaid tax liabilities of approximately $300,000 and that you have not filed tax returns for 2006, 2007, 2008. As this circumstance appears material to your financial statements, please provide disclosure here of these matter including the potential impact to your financial statements and liquidity.

RESPONSE:  The Company has included the following information to Footnote 8 – Commitments and Contingencies in the amended filing:

“As of December 31, 2009, the Company’s liabilities include a payable to the Internal Revenue Service in the amount of $279,324 associated with payroll tax liabilities for the second, third and fourth quarters of 2008, along with associated penalties and interest for late payment.  The Company has entered into an installment agreement with the Internal Revenue Service in the amount of $1,000 per month.  The Company has been making monthly payments of $10,000 towards this balance in order to reduce the liability sooner and reduce the amount of penalties and interest accruing.”

18.	In addition, disclose the amount of legal reserves that you have recorded for each of the matters disclosed for all periods presented.

RESPONSE:  The Company has included the following information (which updates the section in question) in the amended filing:

“Transcontinental Printing v. Platinum. On or about July 2, 2009, Transcontinental Printing, a New York corporation, filed suit against the Company in Superior Court, County of Los Angeles (Case No. SC103801) alleging that the Company failed to pay for certain goods and services provided by Transcontinental in the total amount of $106,593. The Company settled the suit agreeing to pay $92,000 plus interest at 10% per annum with a payment schedule of $2,000 per month for five months and then increasing to $10,000 per month until paid in full. The company has made all scheduled payments to date. As of September 30, 2010, the accounts payable of the Company included a balance of $64,945 for this settlement.

Harrison Kordestani v. Platinum. Harrison Kordestani was a principal of Arclight Films, with whom the Company had entered into a film slate agreement. One of the properties that had been subject to the slate agreement was “Dead of Night.” Arclight fired Mr. Kordestani and subsequently released Dead of Night from the slate agreement. In late January 2009, Mr. Krodestani had an attorney contact the Company as well as its new partners who were on the verge of closing the financing for the “Dead of Night.” Mr. Kordestani, through his counsel, claimed he was entitled to reimbursement for certain monies invested in the film while it had been subject to the Arclight slate agreement. Mr. Krodestani’s claim was wholly without merit and an attempt to force an unwarranted settlement because he knew we were about to close a deal. We responded immediately through outside counsel and asserted that he was engaging in extortion and the company would pursue him vigorously if he continued to try and interfere with our deal. The company has not heard anything further from Mr. Kordestani but will vigorously defend any suit that Mr. Kordestani attempts to bring. The Company has not reserved any payable for this proceeding.

TBF Financial Inc. v. Platinum. On or about August 20, 2009, TB Financial, Inc. filed suit against the Company in the Superior Court of California, County of Los Angeles (Case No. BC420336) alleging that the Company breached a written lease agreement for computer equipment and seeking damages of $42,307 plus interest at a rate of ten percent (10%) per annum from July 7, 2008. On November 19, 2009, TB Financial filed a Request for Default against the Company; however, the Company turned the matter over to Company counsel to oppose any requests for default. On February 24, 2010, a default judgment was entered against the Company in the amount of $51,506 and the Company received a request for Writ of Execution on March 1, 2010. On May 19, 2010, the Company settled with TBF Financial for $30,000 with three payments of $1,000 due on May 19, 2010 and June and July 15, 2010 with a final payment of $27,000 on July 31, 2010. In July, 2010, the Company made the final payment of $27,000 on the settlement.

Rustemagic v. Rosenberg & Platinum Studios. On or about June 30, 2009, Ervin Rustemagic filed suit against the Company and its President, Scott Rosenberg, in the California Superior Court for the County of Los Angeles (Case No. BC416936) alleging that the Company (and Mr. Rosenberg) breached an agreement with Mr. Rustemagic thereby causing damages totaling $125,000. According to the Complaint, Mr. Rustemagic was to receive 50% of producer fees paid in connection with the exploitation of certain comics-based properties. Rustemagic claims that he became entitled to such fees and was never paid. The Company and Rosenberg deny that Rustemagic is entitled to the gross total amount of money he is seeking. The matter has now been removed to arbitration. The Company has not reserved any payable for this proceeding.

Douglass Emmet v. Platinum Studios On August 20, 2009, Douglas Emmet 1995, LLC filed an Unlawful Detainer action against the Company with regard to the office space currently occupied by the Company. The suit was filed in the California Superior Court, County of Los Angeles, (Case No. SC104504) and alleged that the Company had failed to make certain lease payments to the Plaintiff and was, therefore, in default of its lease obligations. The Plaintiff prevailed on its claims at trial and, subsequently, on October 14, 2009 entered into a Forbearance Agreement with the Company pursuant to which Douglas Emmet agreed to forebear on moving forward with eviction until December 31, 2009, if the Company agreed to pay to Douglas Emmet 50% of three month’s rent, in advance, for the months of October, November and December 2009. As of January 1, 2010, the Company was required to pay to Douglas Emmet the sum of $466,752 to become current under the existing lease or face immediate eviction and judgment for that amount. Prior to January 1, 2010, Douglas Emmet agreed to a month-to-month situation where Platinum pays 50% of its rent at the beginning of the month and the landlord holds back on eviction and enforcement of judgment while they evaluated whether they will consider negotiating a new lease with the Company that would potentially demise some of the Company’s current officer space back to the landlord as well as potentially forgive some of the past due rent. As of June 30, 2010, the Company has abandoned the leasehold and moved to new offices. The accounts payable of the Company include a balance to Douglas Emmett that is sufficient to cover the liability, in managements’ assessment.

With exception to the litigation disclosed above, we are not currently a party to, nor is any of our property currently the subject of, any additional pending legal proceeding that will have a material adverse effect on our business, nor are any of our directors, officers or affiliates involved in any proceedings adverse to our business or which have a material interest adverse to our business.”

Note 14: Film development Costs, page 78

19.	Provide all of the disclosures required by ASC 926-20-50-1 to 50-4.

RESPONSE:

1.
Film Development Costs – Proposed change of the line item on the Balance Sheet from “Film Development Costs” to “Investment in Films” to properly reflect what is being reported.  The costs are related to a film in production and not costs related to films in development.  The Company, thru its foreign sales agent, has pre-sold distribution rights in certain foreign territories with minimum guarantees of close to $6,000,000.  Combined with a loan guarantee from Ominlab Pty, Ltd against the domestic distribution proceeds in the amount of $4,850,000 and estimated values of minimum guarantees on unsold foreign territories from our sales agent, the Company feels the value of the underlying capitalized production costs is fair. Also, in regards to the estimate of amortization for 2010, this was based on the information available as of the filing date of the 10K in March of 2010 when the Company anticipated a domestic release of the film during the fall of 2010.  As the Company and its agents continue to work on obtaining a domestic distribution deal, the amortization estimate dates in current 10Q filings has been adjusted to 2011.

2.	Revisions to Footnote 14:

Investment in Films

Investment in films includes the unamortized costs of one film for which principle photography has been completed and is currently in post-production..  The capitalized costs include all direct production and financing costs, capitalized interest and production overhead.  The costs of the film productions are amortized using the individual-film-forecast-method, whereby the costs are amortized and participations and residual costs are accrued in proportion that current year’s revenues bears to managements’ estimate of ultimate revenue at the beginning of the current year expected to be recognized from exploitation, exhibition or sale of the film.  Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release.

Film development costs are stated at the lower of amortized cost or estimated fair value.  The valuation of the film development costs are reviewed, when an event or change in circumstances indicates the fair value of the film is less than the unamortized cost.  The fair value of the film is determined using managements’ future revenue and cost estimates in an undiscounted cash flow approach.  Additional amortization is recorded in an amount by which unamortized costs exceed the estimated fair value of the film.  Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carry costs of film development costs may be required as a consequence of changes in managements’ future revenue estimates.

As of December 31, 2009, all of the film development costs are related to the “Dead of Night” production.  Based on management’s assessment of ultimate revenue and anticipated release date of the film, $9,380,257 of total film development of $11,492,135 will be amortized during 2010.

20.
Considering your history of operating losses and negative cash flows from operations, please provide to us your analysis of the fair value of the programming underlining the capitalized film development cost. For guidance, refer to ASC: 926-20-40.

RESPONSE:  Please see the Company’s response to Comment number 19, above.

Sincerely,
DIETERICH & MAZAREI

/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Platinum Studios, Inc.